Exhibit 99.2

Press release 11 June 2015

Interxion Announces Resignations of Baker Capital Representatives from the Board and

Appointment of New Chairman

AMSTERDAM – 11 June 2015 – Interxion Holding N.V. (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, announced today that as a result of the previously announced 18.6 million share distribution by funds affiliated with Baker Capital (“Baker”), Mr. John Baker (on June 5th) and Mr. Rob Manning (on June 7th) as representatives of Baker on the Board of Directors (the “Board”), have tendered their resignations as members of the Board, effective immediately.

Mr. Jean F.H.P. Mandeville has been appointed as the new Chairman of the Board replacing Mr. Baker, effective June 8, 2015. Mr. Mandeville has been a member of the Board since January 2011.

Interxion will seek to fill the vacant board positions in a timely fashion.

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 39 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 500 connectivity providers, 20 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact Information:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@Interxion.com